BHA Select Network, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

Year Ended December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69341

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BHA Select Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Atlantic Ave, 7th Floor
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel McDermott — 508-786-0480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – if individual, state last, first, middle name)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Daniel McDermott__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__BHA Select Network, LLC__ , as

of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Daniel McDermott

_____
Signature

__CEO__
_____
Title


Notary Public

Jacquelyn M. Brogan
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires Jan. 6, 2023

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member of BHA Select Network, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BHA Select Network, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered previous recurring losses from operations and has reduced capital balances. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as described in Note 4 to the financial statements, during 2018 the Company relied on Brighton House Associates, LLC ("Parent") to pay certain expenses of the Company. Had these expenses been incurred and recorded by the Company, as described in the expense sharing agreement between the Company and the Parent, the Company may not have met net capital requirements under Rule 15c3-1.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Wolf & Company, P.C.

Boston, Massachusetts
March 1, 2019

BHA SELECT NETWORK, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	15,746
Accounts receivable		21,250
Deposits and prepaid expenses		1,562
Due from parent		1,814
Total Assets	$	40,372

LIABILITIES AND MEMBER EQUITY

Accounts payable	$	3,416
Member equity		36,956
Total Liabilities and Member Equity	$	40,372

See notes to financial statements

BHA SELECT NETWORK, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2018

Revenues:		
Success fees	$	127,500
Retainer fees		12,500
		140,000
Operating expenses:		
Salaries and related		85,800
Professional fees		16,046
Office and related		14,223
Regulatory expenses		13,398
		129,467
Net income	$	10,533

See notes to financial statements

BHA SELECT NETWORK, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2018

Balance, January 1, 2018	$	13,923
Contributions from Member		12,500
Net income		10,533
Balance, December 31, 2018	$	36,956

BHA SELECT NETWORK, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	10,533
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable		(18,250)
Deposits and prepaid expenses		(580)
Due from parent		(1,814)
Accounts payable		3,332
Net cash provided by operating activities		(6,779)
Cash flows from financing activities:		
Contributions from member		12,500
Net cash provided by financing activities		12,500
Net increase in cash during the year		5,721
Cash, beginning of year		10,025
Cash, end of year	$	15,746

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 1   **Organization and Nature of Business**

BHA Select Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2008 under another name (previously known as Parker Point Capital, LLC) under the laws of the State of Massachusetts. The Company registered for broker-dealer status as BHA Select Network, LLC in July 2013 which was granted on March 5, 2014. The Company provides investment banking and related financial advisory services to alternative investment fund managers. It operates out of one office in Boston, Massachusetts.

The Company's sole member is Brighton House Associates, LLC (the "Parent"), an investment banking firm located in Boston, Massachusetts.

Going Concern and Liquidity Risk

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2018, the Company reported a contribution of $12,500 from the Parent and net income of $10,533, which is primarily related to a small number of clients to fund its operations and does not maintain a sufficient cash balance to fund operations for a significant period of time. These results and the $15,746 of cash on hand at December 31, 2018 raise substantial doubt about the Company's ability to continue as a going concern.

In 2019, the Company will focus on expanding its revenues from existing or new customers and implement further operating cost reductions if necessary. The Company will require greater revenues from its consulting service and success fee lines of business to achieve profitable results. If the Company achieves an increase in revenues, it is expected such funds will provide the working capital necessary to fund the Company's operations in accordance with its currently planned business activities. Until the Company is able to generate more significant cash flow from operations or secure additional sources of financing it will continue to rely on these small concentration of customers. If this ceases to exists, the Company may need to seek alternative capital resources.

Note 2   **Summary of Significant Accounting Policies**

Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All items of income and expense are accounted for on the accrual basis.

Note 2   **Summary of Significant Accounting Policies (continued)**

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This change was applied using the modified retrospective method and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

The Company provides investment banking and advisory services. Revenue for investment banking success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for financial advisory retainer fees is generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, contract liabilities were $0. Disaggregation can be found on statement of operations for the year ended December 31, 2018.

Accounts Receivable
Accounts receivable represents amount earned but not yet received. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical collection experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. There was no allowance for doubtful accounts as of December 31, 2018.

Note 2   **Summary of Significant Accounting Policies (continued)**

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

Income Taxes
The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or Massachusetts State income taxes are provided as they are the responsibility of the individual members.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. There were no uncertain tax positions at December 31, 2018.

Note 3   **Concentrations**

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During 2018, two customers provided 80% of the total revenues. As of December 31, 2018, these two customers accounted for 100% of accounts receivable.

Note 4   **Related Party Transactions**

During 2018 the Company relied on it Parent to pay certain expenses of the Company under an expense sharing agreement. These expenses were not recorded as liabilities of the Company as of December 31, 2018 as the Parent has paid such expenses and has agreed that the Company is not liable to repay the Parent.

The Company's utilities and office space is provided by the Parent. No rent was charged to the Company for the year ended December 31, 2018. Amounts due from the parent as of December 31, 2018 represent over payment of expenses attributed to the Company.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

Note 5   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company, from time to time, is subject to legal proceedings and claims which arise in the ordinary course of its business.

Resolution of any such matter could have a material adverse effect on the results of operations and financial condition, as well as its regulatory capital. The Company will assert its defenses with respect to any contingency, if required, and the final resolution of any contingency is uncertain. Any legal matter, claim or inquiry may require substantial financial resources including the incurrence of significant legal and defense costs. Accordingly, the Company's cash flows and / or capital resources may not be sufficient to satisfy the resolution of any contingency if the Company were unsuccessful in defending its position.

Note 6   **Exemption from Rule 15c3-3**
The Company is exempt from the provisions of Rule 15c3-3 of the SEC, since the Companies activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 7   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $12,330 which is $7,330 greater than the minimum net capital required at that date. As of December 31, 2018, the ratio of aggregate indebtedness to net capital was .28 to 1.

BHA SELECT NETWORK, LLC
SUPPLEMETARY SCHEDULES

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2018

Capital			
Member equity			$ 36,956
Deductions and charges:			
Nonallowable assets:			
Accounts receivable	$	(21,250)	
Deposits and prepaid expenses		(1,562)	
Due from parent		(1,814)	
			(24,626)
Net capital			$ 12,330
Computation of basic net capital requirement			
Minimum net capital requirement			5,000
Excess net capital			$ 7,330
Net capital less 120% of minimum			
dollar net capital required			$ 6,330
Aggregate indebtedness			
Accounts payable			$ 3,416
Percentage of aggregate indebtedness to net capital			27.70%

Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2018)

There are no material differences between the computations above
and the computations included in the Company's corresponding
unaudited Form X-17A-5 Part IIA filing.

BHA Select Network, LLC
Exemption Report
December 31, 2018

BHA Select Network, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the entire period January 1, 2018 through December 31, 2018 without exception.

I, Daniel McDermott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: DocuSigned by: Daniel McDermott
38367DD6147840E...

Title: CEO



Report of Independent Registered Public Accounting Firm

To the Member of BHA Select Network, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) BHA Select Network, LLC., (the "Company") identified the following provisions under 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
March 1, 2019

MEMBER OF ALLINIAL GLOBAL,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

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